UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42684

RUBICO INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (the “Report”) is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed combined carve-out financial statements and related notes thereto for Rubico Inc. (the "Company"), as of and for the six months ended June 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s future financial performance.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in the Company’s records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections.

In addition to these assumptions, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	the Company’s ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including its ability to enter into long-term charters for its vessels and those it may acquire in the future;

•	the Company’s future operating and financial results;

•	the Company’s future vessel acquisitions, its business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;

•	the Company’s financial condition and liquidity, including its ability to pay amounts that it owes and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

•	the Company’s ability to take delivery of, integrate into its fleet, and employ any newbuildings it may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the Company’s dependence on its fleet manager to operate its business;

•	the aging of the Company’s vessels, and those it may acquire in the future, and resultant increases in operation and dry-docking costs;

•	the ability of the Company’s vessels, and any vessels it may acquire in the future, to pass classification inspections and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of the Company’s charterers and the ability of its contract counterparties to fulfill their obligations to the Company;

•	the Company’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for its vessels, and any vessels it may acquire in the future, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	the Company’s ability to maintain the listing of its Common Shares on Nasdaq or another trading market, in particular, after this offering;

•	the Company’s ability to comply with additional costs and risks related to its environmental, social and governance policies;

•	potential liability from litigation and the Company’s vessel operations, including purported discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war in Ukraine, the war between Israel and Hamas, tensions between the United States and Iran and between Israel and Iran or the Houthi crisis in and around the Red Sea;

•	changes in production of or demand for oil, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

•	potential liability from future litigation and potential costs due to the Company’s vessel operations, and the operation of any vessels it may acquire in the future, including due to any environmental damage and vessel collisions;

•	the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

•	other factors discussed in the Company’s filings with the Securities and Exchange Commission.

Should one or more of the foregoing risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on it. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rubico Inc. (Registrant)

Date: September 30, 2025	By: /s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer